KOPENTECH CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

(Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70331

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kopentech Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 Fernwood Lane, Suite 1101
(No. and Street)

Roslyn	NY	11576
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Schilling	516 393 5651	michael.schilling@jrsfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12-14-2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Schilling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kopentech Capital Markets LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Michael J Schilling

Title: CFO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KOPENTECH CAPITAL MARKETS, LLC

DECEMBER 31, 2025

TABLE OF CONTENTS



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
KopenTech Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KopenTech Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Mole', Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
February 20, 2026

KOPENTECH CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets		
Cash	$	1,245,812
Deposit with clearing organization		525,216
Prepaid expenses		14,563
Total Assets	**$**	**1,785,591**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses		33,040
Due to member		36,276
Total liabilities	**$**	**69,316**
Member's equity		1,716,275
Total liabilities and member's equity	**$**	**1,785,591**

The accompanying notes are an integral part of the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

KopenTech Capital Markets, LLC (the "Company") is wholly-owned by KopenTech, LLC (the "Member"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since December 11, 2019. The operating agreement provides for the limited liability company to exist in perpetuity. The Member's limit on liability is based on the relevant state law. The Company operates an alternative trading system for subscribers interested in structured product investing and introduces trades to a clearing broker on a fully disclosed basis to assist customers in facilitating trades conducted on the platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash
All of the Company's cash is held at Alex Brown Raymond James and Citibank.

Accounts receivable
Accounts receivable are reported net of an allowance for expected credit losses. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at December 31, 2025, an allowance for expected credit losses was not necessary.

Income taxes
As a wholly-owned single member limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Member's consolidated tax return in which all items of income, expense, gains, and losses are reportable by the Member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company applies the provisions of FASB Accounting Standards Codification ("ASC") 740, "Income Taxes", as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2025.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Financial instruments – credit losses

In accordance with FASB ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," the ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. The Company must recognize as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. A broker-dealer's estimate of expected losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote. For financial assets measured at amortized cost (i.e. cash, clearing broker deposit and receivable), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

Deposit with clearing broker

The Company, per the terms of its clearing agreement, is required to maintain a clearing deposit with its clearing broker. Such deposit is refundable to the Company upon termination of the agreement. As of December 31, 2025, this amount was $500,000.

Receivable from clearing broker

The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2025. As of December 31, 2025, the amount due from the broker was $25,216.

3. DUE FROM CLEARING BROKER

Pursuant to the agreement with its clearing broker, the Company is required to maintain a clearing deposit of $500,000.

4. CONCENTRATION OF CREDIT RISK

The Company's cash deposits are held by two financial institutions and therefore are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company's uninsured amount at December 31, 2025 was $995,812. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

5. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company reimburses the Member for allocated salaries, rent and communication expenses paid for by the Member. These charges are updated periodically and determined based on percentages of personnel time and other factors. As of December 31, 2025, $36,276 was due to the Member.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (The "Rule") of the Securities Exchange Act of 1934, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $1,701,712, which exceeded the required minimum net capital of $5,000 by $1,696,712. Aggregate indebtedness at December 31, 2025, totaled $69,316. The Company's percentage of aggregate indebtedness to net capital was 4.07%.

The Company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). In addition, the operation of an alternative trading systems falls under the relief provided by Footnote 74 of SEC Release No. 34-70073.

7. IDEMNIFICATIONS

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

8. LITIGATION

In 2023, the Company was named as a co-defendant where the complaint asserts wrongful termination of an employee. After several motions in 2025, Discovery has been served, but the case is not yet at issue. No trial date has been set in light of the preliminary motions. The Company denies the allegations and counsel intends to vigorously defend the Company's interests. At this time, the Company is unable to reasonably estimate a possible loss or range of losses related to these matters. Accordingly, no liability has been recorded in the accompanying financial statements. The Company will continue to monitor these proceedings and will recognize a liability if and when a loss becomes probable and reasonably estimable.

9. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which operates an alternative trading system for subscribers interested in structured product investing and introduces trades to a clearing broker on a fully disclosed basis to assist customers in facilitating trades conducted on the platform. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred through February 20, 2026, the date this financial statement was issued and determined that there are no material events that would require disclosures in the Company's financial statements.